Exhibit 12
General Motors Acceptance Corporation

     Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, ($ in millions)	2004	2003
Earnings
Consolidated net income	$2,302	$2,163
Provision for income taxes	1,259	1,308
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	4	(31)

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	3,565	3,440
Fixed charges	6,876	5,733

Earnings available for fixed charges	10,441	9,173
Fixed charges
Interest, debt, discount and expense	6,811	5,665
Portion of rentals representative of the interest factor	65	68

Total fixed charges	$6,876	$5,733
Ratio of earnings to fixed charges	1.52	1.60